
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2009

Mr. Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9, 28 The Esplanade
Perth, Western Australia 6000

> **Re: CityView Corporation Limited**
> **Form 20-F/A2 for Fiscal Year Ended December 31, 2007**
> **Filed February 24, 2009**
> **Response Letter Dated February 20, 2009**
> **File No. 0-28794**

Dear Mr. Smyth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A2 for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Opinion, page 34

1.	We have read your response to prior comment 1 in which you explain that the amount of $1,896,409 on your balance sheet as of December 31, 2007 relates to a non-refundable deposit paid during the period for the rights to acquire shares in Turnberry Resources, Inc., and that there was confusion at the end of your fiscal period as to who owned the title to the property held by Turnberry Resources, Inc. We understand that you decided against taking your auditor's advice of writing off the value which resulted in the issuance of a qualified opinion by your auditors on your financial statements for the period ended December 31, 2007. We remind you of the guidance in the Instruction to Item 8.A.3 of Form 20-F indicating that circumstances in which we would accept an audit report containing a disclaimer or qualification are extremely limited. Based on your description of the circumstances which led to the issuance of a qualified opinion, we believe it will be necessary for you to resolve this issue with your auditor and obtain an unqualified opinion for the fiscal year ended December 31, 2007 to include in an amendment to your filing.

Controls and Procedures, page 25

2. We have read your response to prior comment 2 and note you have expanded the disclosure in your Management's Annual Report on Internal Control over Financial Reporting to include a statement indicating that you have "a single overall control framework in place designed to manage the risk of failure to achieve its business objectives rather than to eliminate all of its risks." Rule 13(a)-15(c) of the Exchange Act by way of Item 15(b)(2) of Form 20-F requires management to complete the evaluation of internal control over financial reporting using a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, such as the *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. For purposes of complying with Item 15(b)(2) of Form 20-F, it does not appear that you have cited in the report a commonly recognized control framework that has been established by a recognized body. Please explain to us how the framework used by your management to evaluate the effectiveness of your internal control over financial reporting satisfies the requirements of Rule 13(a)-15(c) of the Exchange Act.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief